 1-A/A LIVE 0001818495 XXXXXXXX 024-11369 true false false Greenfield Groves Inc. NV 2019 0001818495 7370 83-3630176 2 0 18575 JAMBOREE ROAD #6 IRVINE CA 92612 541-581-0470 Rebecca DiStefano Other 220850.00 0.00 0.00 147838.00 391031.00 88492.00 476290.00 1319611.00 -928580.00 391031.00 337046.00 278790.00 17392.00 -468925.00 -0.01 -0.01 Hall & Company CPAs Common Stock 70427000 N/A N/A - Unlisted Series A Preferred Stock 5000000 N/A N/A N/A 0 N/A N/A true true false Tier2 Audited Equity (common or preferred stock) Y Y N Y Y N 50000000 70427000 1.0000 50000000.00 0.00 0.00 0.00 50000000.00 Dalmore Group, LLC 500000.00 Hall & Company CPAs 50000.00 Greenberg Traurig 250000.00 Filing with various State Agencies 30000.00 136352 45000000.00 Additional expenses not outlined above are estimated at $4,170,000, including, without limitation, online subscription platform and processing fees, credit card fees, and other selling-related fees and expenses. false true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false Greenfield Groves Inc. Options to purchase Common Stock 650000 0 Issued to optionees in consideration for services provided to the Company Greenfield Groves Inc. Common Stock 427000 0 213,500 (427,000 shares sold at a purchase price of $0.50 per share) Section 4(a)(2), Rule 506(b) of Regulation D, and Rule 701 under the Securities Act